EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-95035 of Pinnacle West Capital Corporation on Form S-8 of our reports dated March 11, 2004 and June 22, 2004, appearing in the Annual Report on Form 10-K of Pinnacle West Capital Corporation for the year ended December 31, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the change in 2003 in the method of accounting for non-trading derivatives, the change in 2002 in the method of accounting for trading activities, and to the change in 2001 in the method of accounting for derivatives and hedging activities) and in the Annual Report on Form 11-K of The Pinnacle West Capital Corporation Savings Plan for the year ended December 31, 2003, respectively.

DELOITTE & TOUCHE LLP
Phoenix, Arizona

August 5, 2004